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June 14, 2022 Office of Technology Division of Corporation Finance United States Securities and Exchange Commission 100 F St NE Washington, DC 20549 Attention: Ms. Priscilla Dao	afslaw.com Ralph De Martino Partner (202) 724-6848 DIRECT rdemartino@afslaw.com

Mr. Matthew Derby

Re:	NextPlat Corp Amendment No. 4 to Registration Statement on Form S-3 Filed June 14, 2022 (File No. 333-262748)

To Whom It May Concern:

The undersigned serves as counsel to NextPlat Corp (“NextPlat”). NextPlat filed Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-3 today, June 14, 2022 (File No. 333-262748). The Amendment inter alia responds to the Staff’s comments included in the Staff’s letter (the “Comment Letter”) dated June 10, 2022 and addressed to Mr. Charles Fernandez, Chief Executive Officer of NextPlat, and is in furtherance of dialogue that took place via a telephone conversation between the undersigned and Ms. Priscilla Dao on June 13, 2022. For the convenience of the Staff, the comments included in the Staff’s June 10, 2022 letter are reposted below (in bold) and NextPlat’s response follows each comment in italix.

Amendment No. 3 to Registration Statement on Form S-3

Risk Factors, page 10

1.	Please add risk factor disclosure that conforms with your disclosures on page 5 regarding your internally developed model. Your risk factor disclosure should address your belief that your internally developed model will permit you to make a risk-based assessment regarding the likelihood that a particular NFT could be deemed a “security” within the meaning of the U.S. federal and/or state securities laws in determining if and how an NFT can be posted on your platform, including the training processes mentioned.

We acknowledge your comment and inform you that the requested changes have been made. Specifically, the requested language has been added to the risk factor entitled “Whether a particular non-fungible token (NFT) or other digital or “crypto” asset is a “security” is subject to a high degree of uncertainty, and if we are unable to properly characterize an NFT or other digital asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition” on pages 29 and 30.

Smart In

Your World®

June 14, 2022 Page 2

We hereby reconfirm NextPlat’s understanding that the Staff’s decision not to issue additional comments should not be interpreted by NextPlat to mean that the Staff either agrees or disagrees with NextPlat’s responses, including any conclusions that NextPlat made, positions NextPlat has taken and practices NextPlat has engaged in or may engage in with respect to this matter, including in regard to any NFTs or other crypto assets that NextPlat may develop or mint in the future or that NextPlat may support or facilitate the minting or trading of in the future.

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Please note that Johnathan C. Duncan (who is copied on the Comment Letter) is no longer associated with ArentFox Schiff LLP, and is no longer appearing as counsel to NextPlat in connection with this matter. Please remove him from any future correspondence.

Please note that NextPlat would like to file a Rule 461 acceleration request as soon as we clear comments.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc:	Mr. Charles M. Fernandez
Mr. Paul R. Thomson
Marc Rivera, Esq.